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Become an Owner of the Next Global Tint Brand with MotoShield...



Invest In Motoshield Pro

Advanced Automotive Window Tint Protection for Vehicle Owners.

MotoShield Pro is a pioneer in the automotive care industry specializing in innovative window tint and nano-based products. As proven industry leaders with a dedicated team headquartered in Texas, we are reshaping the way vehicles are protected and cared for. Our mission is to educate drivers on the benefits of nano-ceramic technology and to provide products that not only enhance the aesthetics of vehicles but also offer unmatched protection against environmental elements.

Investing In MotoShield Pro Is A Strategic Choice.

Top 3 Reasons To Invest:

- **Direct Business Benefits:** As an investor and auto tint shop owner, you'll gain access to our premium products at exclusive pricing. This not only means immediate savings compared to other suppliers but also enhances your shop's offering with high-quality, innovative tints that stand out in the market. Our goal is to close the gap between quality and affordability, providing you with products that will delight your customers and grow your business.

- **Equity and Growth Potential:** Investing as little as $10,000 will allow you to participate in a growing market that is expected to reach $17 billion by 2026 from $11 billion in 2023. Your contribution will help MotoShield Pro's e-commerce business grow and give you the chance to profit from our many revenue sources, which include authorized dealer relationships and direct-to-consumer sales with even greater growth potential for local tint and auto detail shop owners.

- **Market Exclusivity and Network Benefits:** As part of your investment, you'll receive localized market exclusivity, ensuring you're the go-to MotoShield Pro provider in your area. Additionally, you'll become a member of the MotoShield Tinters network, gaining access to a community of professionals, shared knowledge, and potential customer referrals. This network is a valuable resource for staying ahead in the industry and leveraging collective expertise.

Raised to Date
$0

Pledged: 0%

Coming Soon

ID: MS-CF-2024
Exemption: REG-CF
Issue Type: Equity
Class B Common Stock
Accredited Only: No
Financials: Reviewed
Reviewed By: Boroda Holm
Price per Share: $1.00
Minimum Investment: $5,000
Requested Investment: $5,000
Investment Increments: $1,000
Minimum Goal: $250,000
Stretch Goal: $25,000
Maximum Goal: $1,235,000
Valuation: $20,000,000
Raise Start Date: September 5th, 2024
Raise Target Date: March 31st, 2025
Raise End Date: March 31st, 2025

MotorShield Inc Reviewed Financial Statements.pdf (/otp/MS-CF-2024/dataroom?file=sites/default/files/ALLISON M/issues/MotorShield Inc Reviewed Financial Statements.pdf)

Motorshield Inc - Form of Subscription Agreement.pdf (/otp/MS-CF-2024/dataroom?file=sites/default/files/ALLISON M/issues/Motorshield Inc - Form of Subscription Agreement.pdf)

Retail Investor Deck MotoShield Pro.pdf (/otp/MS-CF-2024/dataroom?file=sites/default/files/bellasiervo/issues/Retail Investor Deck MotoShield Pro.pdf)

Tint Shop Owner Investor Deck MotoShield Pro.pdf (/otp/MS-CF-2024/dataroom?file=sites/default/files/bellasiervo/issues/Tint Shop Owner Investor Deck MotoShield Pro.pdf)

Tint Shop Owner Investor Deck MotoShield Pro.pdf (/otp/MS-CF-2024/dataroom?file=sites/default/files/ALLISON M/issues/Tint Shop Owner Investor Deck MotoShield Pro.pdf)

Retail Investor Deck MotoShield Pro.pdf (/otp/MS-CF-2024/dataroom?file=sites/default/files/ALLISON M/issues/Retail Investor Deck MotoShield Pro.pdf)

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BUBBLY TINT

FADED TINT

MotoShield Pro is addressing a critical need in the automotive industry – the demand for high-quality, durable, and affordable window tinting solutions.

Our target audience, primarily vehicle owners and auto tint shops, often grapple with the challenge of finding products that effectively protect vehicles against environmental elements like the sun's harmful UV rays, while also enhancing the vehicle's aesthetics. The current market is fragmented, with inconsistencies in product quality and a lack of technological advancement, leaving consumers uncertain about the effectiveness and longevity of available window tinting solutions. MotoShield Pro aims to bridge this gap by offering advanced window tint options, such as nano-ceramic and carbon films, and nano-based tint products that assure superior protection and aesthetic appeal.

This problem is significant to us because it directly impacts the quality and longevity of vehicle maintenance, which is at the heart of our mission. We are committed to educating auto tint shops and vehicle drivers about the benefits of nano-ceramic technology and providing solutions that protect every vehicle and keep customers coming back to the auto shops who sell our products. Our dedication to quality, customer satisfaction, and environmental responsibility drives us to innovate and lead in this ever-evolving field. By offering a solution to this widespread issue, MotoShield Pro not only fulfills its mission but also positions itself as a market leader in a sector poised for substantial growth. The window tint market alone is expected to grow significantly, from $11 billion in 2023 to $17 billion by 2026. Addressing this problem is not just about offering a superior product; it's about partnering with window tint shop owners and setting new standards for vehicle protection and care.



MARKET OPPORTUNITY

WINDOW TINT MARKET

2026 — $17 BILLION

2023 — $11 BILLION

GLOBAL DEMAND

AUTOMOTIVE ACCESSORIES MARKET

2028 — $604 BILLION

2021 — $416 BILLION

MotoShield Pro is actively implementing strategies to resolve this lack of high-quality, affordable automotive window tint solutions.

Currently, we are focusing on harnessing the potential of nano-ceramic technology in our products, which is a game-changer in the industry. This technology is used to create advanced window tints that offer superior protection against environmental elements while maintaining the vehicle's aesthetic appeal. We are also committed to educating consumers and auto tint shop owners about the benefits of our nano-ceramic technology, thereby increasing awareness and demand. To ensure accessibility and affordability, MotoShield Pro is working on optimizing production costs and supply chain efficiencies. This approach will allow us to offer our products at competitive prices without compromising on quality. Additionally, we are expanding our market reach through direct-to-consumer e-commerce sales and partnerships with authorized dealers, thereby broadening our customer base and enhancing market penetration.

MotoShield Pro's revenue model is multifaceted, designed to maximize profitability while offering value to our customers.

Our main revenue stream comes from selling window tint products and accessories. We employ a competitive pricing strategy that balances quality and affordability, aiming to attract a broad range of customers. In terms of financial specifics, MotoShield Pro aims to achieve a 97.5% Compound Annual Growth Rate (CAGR) during 2025 - 2028. The diversification strategy, which includes expanding into new markets and launching new product lines like vinyl wraps, is expected to open additional revenue streams. By selling directly to consumers and through authorized dealers, we are able to maintain healthy margins while ensuring that our products remain accessible to a wide audience. The investment in research and development, coupled with strategic marketing, is projected to further drive sales and increase market share, contributing to a robust and sustainable financial future for MotoShield Pro.

Financial **Projections**



Forecast Graph

140,000,000.00
120,000,000.00
100,000,000.00
80,000,000.00
60,000,000.00
40,000,000.00
20,000,000.00

$16,030,500 $34,326,075 $66,918,349 $119,326,057

2025   2026   2027   2028

Total Sales

Expected 95.7% CAGR

MotoShield Pro projects significant growth in sales over the years 2025 to 2028.

Expected sales:

2025: $16,030,500
2026: $24,326,075
2027: $66,918,349
2028: $119,326,057

The expected Compound Annual Growth Rate (CAGR) over this period is 95.7%, indicating strong annual growth.


"MOTOSHIELD PRO'S CERAMIC FILM GIVES YOU A DURABLE, HIGH-QUALITY WINDOW TINT."
–Forbes
"THIS TINT TYPE CAN OFFER YOU SUPERIOR PROTECTION"
–CAR AND DRIVER

MotoShield Pro has garnered significant attention and acknowledgment.

MotoShield Pro has garnered significant attention and acknowledgment from reputable automotive publications, accentuating our success in the automotive care industry. Notable mentions in Forbes, Car and Driver, and The Drive highlight our achievements and serve as strong PR validation, reinforcing our position as a leading provider of effective and reliable automotive protection solutions. This industry recognition, alongside numerous testimonials from satisfied customers, underscores the effectiveness and quality of our window tints and automotive care products.

Our company stands out with several significant highlights that demonstrate our market impact and innovation. Firstly, our revenue trajectory, with a Compound Annual Growth Rate (CAGR) of 95%, showcases the positive market response to our products and our growing presence. This growth reflects not just sales but also the trust and reliance customers place in our brand. Our commitment to innovation is evident in our use of advanced nano-ceramic technology, which differentiates our products in the market. Feedback from auto tint shops and distributors, along with positive consumer survey data, confirms the interest in and confidence in our product line, validating that our business model is viable, scalable, and repeatable.


USE OF FUNDS
INCREASE PRODUCTION
INCREASE EXPOSURE & NEW MARKETS
DEVELOP LINE OF PAINT PROTECTION FILM
AUTO DEALERSHIP PROGRAM
LAUNCH IPO - THE NEXT XPEL, OWNED BY YOU!

Use Of Funds

At the minimum fundraising threshold, MotoShield Pro has a strategic plan to efficiently allocate the funds to key areas that will drive growth and innovation. The primary focus will be on cutting production costs, which is expected to improve our profitability margin significantly. A portion of the funds will be dedicated to ramping up our marketing efforts, aimed at increasing brand exposure and attracting new customers. This includes both digital marketing campaigns and participation in industry events to enhance visibility. We also plan to expand into new markets, particularly targeting commercial window tinting, which presents a substantial growth opportunity. Additionally, funds will be allocated towards research and development to innovate new products and accessories, keeping customer needs at the forefront. The goal is to launch a dealership development program to reach more clients and develop a vinyl wrap product line to broaden our offerings.

Upon reaching our maximum fundraising amount, MotoShield Pro intends to significantly expand its scope of operations and market impact. The additional funds will enable us to purchase larger inventory quantities, allowing for a renegotiation of window tint film production costs, projecting a 40% cost savings. This will also enable us to reduce freight and logistics expenses through larger volume orders. A significant portion of the funds will be invested in expanding our presence on e-commerce platforms like Amazon and Walmart, both in the USA and international markets, thereby increasing sales exposure and distribution. We plan to assist our tint shop investors with Google ads to drive more traffic, allocating a percentage of each purchase towards online ads. Furthermore, the development of international distribution phases in key markets such as the UAE, Australia, Canada, and Mexico is on the agenda. The ultimate goal is to prepare for a company valuation and public offering in Year 3, Year 4, and Year 5, competing against major players like XPEL with a market cap of $2 billion.


SALES FORECAST
$16,030,500
$34,326,075
$66,918,349
$119,236,057
2025
2026
2027
2028

Projected Return On Investment

Over the next five years, MotoShield Pro's financial projections are robust and promising, reflecting our strategic growth plans and market potential.

We anticipate achieving a Compound Annual Growth Rate (CAGR) of 95%, driven by our expansion into new markets and product lines, including the innovative color PPF and vinyl wrap product lines. As we expand our e-commerce presence and develop international distribution channels, we forecast a significant increase in sales, particularly with the growing demand in the automotive care market. By the end of the fifth year, we project a market valuation between $500 million to $1 billion, capitalizing on the growth of the global window tint market, currently valued at $11 billion, and the expanding vinyl wrap market.

For our investors, MotoShield Pro is committed to providing a lucrative return on investment. The primary avenue for investor returns will be through equity in the company, which is expected to appreciate significantly as we achieve our growth targets and increase our market valuation. We are exploring the possibility of going public in the next 3 to 5 years, which would offer investors an opportunity for an exit through the sale of their shares in the public market. Additionally, as the company becomes profitable, we plan to distribute returns to our investors, either through dividends or buy-back schemes. Another potential exit strategy could be acquisition by a larger company in the automotive industry, given our innovative product line and market presence.

Meet Our Team
Chief Executive Officer
Rick Fung
Leadership, Vision & Stakeholder Management
Vice President
Evan Rothstein
Strategic Planning & Execution
Marketing Manager
Jazer Torres
Online Marketing, Decks, E-Commerce & Promotions
Operations Manager
Alvaro Gomez
Oversees Operations & Warehouse
Human Resources
Theresa Huang
Hiring & Performance Management
Graphics Designer
KC Cancinos
Website, Banners, Flyers, Videos, and Images
Lead Chemist
Evan Vickers, Ph.D
Oversees R&D Projects + Compliance

Investor Perks

As early investors in MotoShield Pro's investment campaign, you will be entitled to a range of exclusive perks and incentives designed to maximize the value of your investment. These include access to special pricing for immediate savings compared to current supplier rates, providing an immediate return on investment. You will also become an equity owner of MotoShield Pro's current and future e-commerce sales, expansion, and distribution opportunities. Additionally, you will have the opportunity to generate additional revenue from other tint shop sales and MotoShield Pro's e-commerce platforms like Amazon and Walmart.

We offer one investor per zip code within a 3-mile radius, ensuring localized market exclusivity.

Furthermore, as part of the MotoShield Tinters network, you will receive marketing materials, access to pre-cut tint, and the chance to provide feedback for future product development. For higher-tier investments, we offer greater discounts off products and common shares for our future IPO, making you a pivotal part of our growth journey.









MOTOSHIELD PRO
QUALITY. PERFORMANCE. AFFORDABILITY.
RETAIL INVESTMENT PRO PACKAGE
$10K INVESTMENT
RECEIVE LIFETIME SUPPLY OF PRECUT WINDOW TINT FILM FOR UP TO (2) CARS
RECEIVE Si02 DETAIL SPRAY AND PAINT PROTECTION FILM (PFF) PACKAGE FOR DOOR HANDLES, DOOR EDGES, AND TRUNK.

MOTOSHIELD PRO
QUALITY. PERFORMANCE. AFFORDABILITY.
ACCELERATOR PRO PACKAGE
TIER 1
$15K INVESTMENT
RECEIVE EQUITY SHARES
30% OFF MSRP + FREE SHIPPING
ROI IN 12-18 MONTHS
LOCAL MARKETING SUPPORT + WEBSITE CRO

MOTOSHIELD PRO
QUALITY. PERFORMANCE. AFFORDABILITY.
MOMENTUM PRO PACKAGE
TIER 2
$25K INVESTMENT
RECEIVE EQUITY SHARES
35% OFF MSRP + FREE SHIPPING
ROI IN 12-15 MONTHS
LOCAL MARKETING SUPPORT + WEBSITE CRO + GOOGLE ADS + SOCIAL MEDIA

MOTOSHIELD PRO
QUALITY. PERFORMANCE. AFFORDABILITY.
SUPREME PRO PACKAGE
TIER 3
$45K INVESTMENT
RECEIVE EQUITY SHARES
40% OFF MSRP + FREE SHIPPING
ROI UP TO 12 MONTHS
LOCAL MARKETING SUPPORT + WEBSITE CRO + GOOGLE ADS + SOCIAL MEDIA
3% MARKETING REBATE
GEOLOCK - 1 MILE RADIUS


MOTOSHIELD PRO
ELITE PRO PACKAGE
TIER 4
$75K INVESTMENT
RECEIVE EQUITY SHARES
45% OFF MSRP + FREE SHIPPING
ROI UP TO 12 MONTHS
LOCAL MARKETING SUPPORT + WEBSITE CRO + GOOGLE ADS + SOCIAL MEDIA
5% MARKETING REBATE
GEOLOCK - 3 MILE RADIUS

Thank you for considering an investment in MotoShield Pro.

Your support is not just an investment in a company but a step towards revolutionizing the automotive care industry.

Don't miss this opportunity to be an early investor in MotoShield Pro and reap the rewards of our collective success.

Pledge to our campaign today and take the first step towards a profitable and innovative future in automotive care.

Let's drive forward together!

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